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Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operation

        The following is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2017 and June 30, 2018. Unless otherwise specified herein, references to "GasLog", the "Company", the "Group", "we", "our" or "us" shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on February 28, 2018. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled "Forward-Looking Statements" below.

Forward-Looking Statements

        All statements in this report that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
  •
  fluctuations in spot and long-term charter hire rates and vessel values;
  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;
  •
  our ability to maintain long term relationships and enter into time charters with new and existing customers;
  •
  increased exposure to the spot market and fluctuations in spot charter rates;
  •
  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
  •
  changes in the ownership of our charterers;
  •
  our customers' performance of their obligations under our time charters and other contracts;
  •
  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
  •
  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
  •
  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
  •
  fluctuations in currencies and interest rates;
  •
  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
  •
  risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;
  •
  our ability to retain key employees and the availability of skilled labour, ship crews and management;
  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  •
  potential liability from future litigation;
  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
  •
  other risks and uncertainties described in the Company's Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

        We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

        The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

        We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of August 2, 2018 consists of 17 LNG carriers, including 12 ships in operation and five LNG carriers on order at Samsung Heavy Industries Co., Ltd. ("Samsung"). GasLog is also the general and controlling partner in GasLog Partners LP ("GasLog Partners" or the "Partnership"), a publicly traded master limited partnership, which owns 13 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co. Ltd. ("Lepta Shipping"), a subsidiary of Mitsui Co. Ltd. ("Mitsui") in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 26 LNG carriers including 12 of our wholly owned ships in operation, 12 of the 13 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc ("Shell")), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

        GasLog has entered into a pool agreement (the "Pool Agreement") with Dynagas Ltd. ("Dynagas") and Golar LNG Ltd. ("Golar") establishing an LNG carrier pooling arrangement (the "Cool Pool") to market our and their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. For the operation of the Cool Pool, a Marshall Islands service company named "The Cool Pool Limited" was incorporated in September 2015 acting as an agent. As of June 30, 2018, the Cool Pool consisted of 17 modern efficient tri-fuel diesel electric ("TFDE") LNG carriers in the 155-177,000 cbm range. The Cool Pool charters the vessels for periods up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts. In June and July 2018, Dynagas Ltd. removed its three vessels from the Cool Pool.

        We also have a 25% interest in the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. ("Egypt LNG") and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

        We generate revenues by chartering our ships to customers on multi-year charters and spot/short-term charters, and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental ("HSSE") management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Additional Vessel

        On May 30, 2018, GasLog confirmed the order of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2262) from Samsung that is scheduled to be delivered in the third quarter of 2020. The vessel will be chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica, for an initial period of seven years.

Completion of Dropdown of the GasLog Gibraltar

        On April 26, 2018, GasLog completed the sale of 100% of the ownership interest in GAS-fourteen Ltd., the entity which owns the GasLog Gibraltar, to GasLog Partners, for an aggregate purchase price of $207.0 million, which includes $1.0 million of positive net working capital. In connection with the sale, GasLog was issued $45.0 million of newly issued, privately placed common units (1,858,975 common units at a price of $24.21 per unit) of GasLog Partners as partial consideration.

Alexandroupolis Project Update

        During the quarter, Gastrade S.A ("Gastrade") and the stakeholders in the Alexandroupolis project continued their efforts to move the project towards Final Investment Decision ("FID"). The parties have finalized the majority of the terms under which both the Greek national gas utility DEPA and Bulgarian Energy Holding ("BEH") would take a shareholding in the project. Preparations have been ongoing during the quarter for the launch of a market test for potential users and the invitation to tender for various elements of the project, with both expected to commence in the near-term. Gastrade and its partners continue to target an end-2018 FID.

New Charter Agreements

        On June 18, 2018, GasLog Partners entered into a new time charter for the GasLog Sydney for 18 months with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy Inc. ("Cheniere") scheduled to commence between September and December 2018. The charterer has options to extend the charter for up to two consecutive periods of six months at escalating rates. The GasLog Sydney is a 155,000 cbm TFDE LNG carrier built in 2013 and currently on a multi-year time charter with a wholly owned subsidiary of Shell through September 2018. The vessel recently completed a scheduled dry-docking during which its future marketability was enhanced through the installation of a reliquefaction module.

        In addition, GasLog entered into an agreement with a major LNG producer for an approximately seven-month charter for the GasLog Houston, a 174,000 cbm low pressure, LP-2S propulsion, which commenced in June 2018 and ends on delivery of the vessel into her long-term charter with Shell in the beginning of 2018.

GasLog Partners' At-the-Market Common Units Equity Offering Programme (the "ATM Programme")

        On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

        Since the commencement of the ATM Programme through June 30, 2018, GasLog Partners has issued and received payment for a total of 2,738,425 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners' common units on the days on which new common units were issued. As of June 30, 2018, the cumulative net proceeds were $61.2 million.

        In the second quarter of 2018, GasLog Partners issued and received payment for an additional 1,020 common units at a weighted average price of $24.25 per common unit for total gross and net proceeds of $0.02 million.

Dividend Declaration

        On May 11, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on July 2, 2018 to holders of record as of June 29, 2018. GasLog paid the declared dividend to the transfer agent on June 28, 2018.

        On August 1, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on August 23, 2018 to shareholders of record as of August 13, 2018.

Fleet Update

Owned Fleet

        As of June 30, 2018, our wholly owned fleet consisted of the following vessels:

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)

1	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
2	GasLog Savannah	2010	155,000	Spot Market(3)	TFDE	—	—
3	GasLog Singapore	2010	155,000	Spot Market(3)	TFDE	—	—
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	—	—
5	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
6	GasLog Skagen(4)	2013	155,000	Shell	TFDE	August 2019	—
7	GasLog Saratoga(4)	2014	155,000	Spot Market(3)	TFDE	—	—
8	GasLog Salem	2015	155,000	Spot Market(3)	TFDE	—	—
9	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
10	GasLog Houston(5)	2018	174,000	New Customer Shell	LP-2S	January 2019 May 2028	— 2031-2034
11	GasLog Hong Kong	2018	174,000	Total(6)	LP-2S	December 2025	2028
12	GasLog Genoa	2018	174,000	Shell	LP-2S	April 2027	2030-2033

        As of June 30, 2018, the Partnership's fleet consisted of the following vessels:

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)

1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
3	Methane Jane Elizabeth/ Methane Alison Victoria	2006/ 2007	145,000	New Customer	Steam	November/ December 2020(7)	2021-2024
	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025
6	GasLog Shanghai	2013	155,000	Spot Market(3)	TFDE	—	—
7	GasLog Santiago	2013	155,000	New Customer(8) New Customer(8)	TFDE	August 2018 December 2021/ January 2022	— 2022-2028
8	GasLog Sydney	2013	155,000	Shell Cheniere	TFDE	September 2018 March 2020	— 2020-2021
9	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
10	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
11	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
13	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

Bareboat Vessel

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)

1	Methane Julia Louise(9)	2010	170,000	Shell	TFDE	March 2026	2029-2031
(1)
Indicates the expiration of the initial term.
(2)
The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the long-term charter of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the long-term charter of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterers of the GasLog Seattle and the Solaris have unilateral options to extend the term of the time charters for periods ranging from five to ten years, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterers of the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Becki Anne and the Methane Julia Louise have unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer's option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston and the GasLog Genoa has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notices of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration.
(3)
Vessels currently operating in the spot market under the Cool Pool.
(4)
Shell and GasLog have agreed to substitute the GasLog Saratoga for the GasLog Skagen. The substitution will take effect towards the end of the GasLog Skagen's drydocking in the third quarter of 2018.
(5)
The vessel is currently on a short-term charter to a major LNG producer and thereafter will trade under her long-term charter party with a subsidiary of Shell, from the beginning of 2019 until April 2028.
(6)
"Total" refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.;
(7)
On March 22, 2018, a new charter party agreement was signed with a new customer for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019, at the Partnership's option, until November or December 2020, with the charterer having the option to extend the charter from one to four years.
(8)
The vessel is currently on a short-term charter to a major LNG producer and thereafter will trade under a long-term contract with another customer.

(9)
On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

        Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership's initial public offering, as amended, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow within 36 months after we notify the Partnership's board of directors of the vessel's acceptance by their charterers and (ii) the GasLog Houston within 30 days after we notify the Partnership's board of directors of the vessel's commencement of her multi-year charter with Shell. In each case, GasLog Partners' option to purchase is at fair market value as determined pursuant to the omnibus agreement.

        GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the "Five Year Vessels") either at their acquisition cost plus certain break-up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, three of our five newbuildings (Hull Nos. 2131, 2213 and 2262) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

        The GasLog Sydney, the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea are due to come off charter in September 2018, October 2019, December 2019 and April 2020, respectively, each plus or minus 30 days. GasLog Partners has already secured a one-year charter for either Methane Jane Elizabeth or Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership's option. In addition, GasLog Partners has secured an 18-month charter for the GasLog Sydney, commencing between September and December 2018. GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2018

	For the three months ended
	June 30, 2017	June 30, 2018
Amounts in thousands of U.S. Dollars
Revenues	129,930	132,824
Net pool allocation	492	6,958
Voyage expenses and commissions	(3,319)	(4,634)
Vessel operating and supervision costs	(29,833)	(32,703)
Depreciation	(34,451)	(38,813)
General and administrative expenses	(10,246)	(10,352)

Profit from operations	52,573	53,280

Financial costs	(37,078)	(42,000)
Financial income	744	1,294
(Loss)/gain on derivatives	(9,720)	1,167
Share of profit of associates	385	471

Total other expenses, net	(45,669)	(39,068)

Profit for the period	6,904	14,212

Non-controlling interests	(14,419)	(17,832)

Loss attributable to owners of the Group	(7,515)	(3,620)

        During the three-month period ended June 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,081 operating days and an average of 23.7 ships operating under our technical management (including 22.0 of our owned and bareboat ships). During the three-month period ended June 30, 2018, we had an average of 25.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,249 operating days and an average of 26.0 ships operating under our technical management (including 25.0 of our owned and bareboat ships).

Revenues:

        Revenues increased by 2.2%, or $2.9 million, from $129.9 million during the three-month period ended June 30, 2017 to $132.8 million during the three-month period ended June 30, 2018. The increase is attributable to an increase in revenues of $16.3 million due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) in the six-month period ended June 30, 2018, which resulted in an increase in operating days. This increase was partially offset by a decrease of $5.8 million due to the off-hire days from the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney, a decrease of $4.5 million in earnings from our vessels operating in the spot market in both periods (before any Net Pool Allocation which is recorded in a separate Profit and Loss line below), a decrease of $2.3 million due to the expiration of the time charter of the GasLog Shanghai and her entering the spot market on May 18, 2018, and a further decrease of $0.7 million from the remaining fleet. The average daily hire rate decreased from $62,287 for the three-month period ended June 30, 2017 to $58,968 for the three-month period ended June 30, 2018. There was also a decrease of $0.1 million in revenues from technical management services mainly due to the termination of a project with another customer.

Net Pool Allocation:

        Net pool allocation increased by $6.5 million, from $0.5 million during the three-month period ended June 30, 2017 to $7.0 million during the three-month period ended June 30, 2018. The increase was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $5.0 million and $2.2 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30,

2018 (June 30, 2017: $8.0 million and $1.7 million, respectively). The increase in GasLog's total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog's total net pool performance is presented below:

	For the three months ended
	June 30, 2017	June 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	8,023	5,047
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(1,682)	(2,165)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	492	6,958

GasLog's Total net pool performance	6,833	9,840

Voyage Expenses and Commissions:

        Voyage expenses and commissions increased by 39.4%, or $1.3 million, from $3.3 million during the three-month period ended June 30, 2017 to $4.6 million during the three-month period ended June 30, 2018. The increase is primarily attributable to the increase of $0.5 million in voyage expenses of the vessels operating in the spot market, an increase of $0.5 million in bunkers consumed during off-hire and unchartered periods for the remaining vessels and an increase of $0.2 million in brokers' commissions.

Vessel Operating and Supervision Costs:

        Vessel operating and supervision costs increased by 9.7%, or $2.9 million, from $29.8 million during the three-month period ended June 30, 2017 to $32.7 million during the three-month period ended June 30, 2018. The increase was mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa operating in our fleet for the full second quarter in 2018 partially offset by one-off savings in certain crew expenses.

Depreciation:

        Depreciation increased by 12.5%, or $4.3 million, from $34.5 million during the three-month period ended June 30, 2017 to $38.8 million during the three-month period ended June 30, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the three-month period ended June 30, 2018 compared to the same period in 2017.

General and Administrative Expenses:

        General and administrative expenses increased by 2.0%, or $0.2 million, from $10.2 million during the three-month period ended June 30, 2017 to $10.4 million during the three-month period ended June 30, 2018. The increase is mainly attributable to a total increase of $0.8 million in various expenses including employee costs, share-based compensation, travel expenses and foreign exchange differences, which were partially offset by a decrease of $0.6 million in legal and professional fees.

Financial Costs:

        Financial costs increased by 13.2%, or $4.9 million, from $37.1 million during the three-month period ended June 30, 2017 to $42.0 million during the three-month period ended June 30, 2018. The increase is attributable to an increase of $6.0 million in interest expense on loans, bonds and cash flow hedges, an increase of $0.2 million in amortization of deferred loan fees and an increase of $0.3 million in other financial costs, partially offset by a decrease of $1.5 million in loss arising on bond repurchases and a decrease of $0.1 million in finance lease charges. During the three-month period ended June 30, 2018, we had an average of $2,986.6 million of outstanding indebtedness, with a weighted average interest rate of 4.7%, while during the three-month period ended June 30, 2017, we had an average of $2,793.2 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.2%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps ("CCS").

(Loss)/Gain on Derivatives:

        Gain on derivatives increased by $10.9 million, from a loss of $9.7 million during the three-month period ended June 30, 2017 to a gain of $1.2 million during the three-month period ended June 30, 2018. The increase in gain on derivatives is primarily attributable to a decrease of $4.4 million in recycled loss that was reclassified from equity to the statement of profit or loss relating to the cumulative loss that was reclassified from equity to the statement of profit or loss from the CCS agreements terminations in June 2017, an increase of $3.6 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $0.1 million for the quarter ended June 30, 2018 as compared to a loss of $3.5 million for the quarter ended June 30, 2017, and a decrease of $3.2 million in realized loss from derivative financial instruments held for trading, which were partially offset by an increase of $0.3 million in the ineffective portion of cash flow hedges.

Profit for the Period:

        Profit for the period increased by $7.3 million, from a profit of $6.9 million for the three-month period ended June 30, 2017 to a profit of $14.2 million for the three-month period ended June 30, 2018, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

        Loss attributable to owners of the Group decreased by $3.9 million, from a loss of $7.5 million for the three-month period ended June 30, 2017 to a loss of $3.6 million for the three-month period ended June 30, 2018. The decrease in loss attributable to the owners of GasLog resulted mainly from the increase in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of GasLog Partners' ATM Programme implemented in May 2017, the preference unit issuances in May 2017 and January 2018, and the associated sales of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

Six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2018

	For the six months ended
	June 30, 2017	June 30, 2018
Amounts in thousands of U.S. Dollars
Revenues	258,215	271,302
Net pool allocation	1,320	15,611
Voyage expenses and commissions	(6,191)	(9,915)
Vessel operating and supervision costs	(57,322)	(67,016)
Depreciation	(68,159)	(74,342)
General and administrative expenses	(20,225)	(22,365)

Profit from operations	107,638	113,275

Financial costs	(69,602)	(78,597)
Financial income	1,135	2,310
(Loss)/gain on derivatives	(9,722)	18,938
Share of profit of associates	847	827

Total other expenses, net	(77,342)	(56,522)

Profit for the period	30,296	56,753

Non-controlling interests	(29,059)	(41,069)

Profit attributable to owners of the Group	1,237	15,684

        During the six-month period ended June 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,151 operating days and an average of 23.9 ships operating under our technical management (including 22.0 of our owned and bareboat ships). During the six-month period ended June 30, 2018, we had an average of 25.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,411 operating days and an average of 25.0 ships operating under our technical management (including 24.0 of our owned and bareboat ships).

Revenues:

        Revenues increased by 5.1%, or $13.1 million, from $258.2 million during the six-month period ended June 30, 2017 to $271.3 million during the six-month period ended June 30, 2018. The increase is attributable to an increase in revenues of $21.0 million due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) in the six-month period ended June 30, 2018, which resulted in an increase in operating days. There was also an increase of $1.6 million in earnings from our vessels operating in the spot market in both periods (before any Net Pool Allocation which is recorded in a separate Profit and Loss line below). These increases were partially offset by a decrease of $6.0 million due to the off-hire days from the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney, a decrease of $2.3 million due to the expiration of the time charter of the GasLog Shanghai and her entering the spot market on May 18, 2018 and a further decrease of $1.1 million from the remaining fleet. The average daily hire rate decreased from $62,075 for the six-month period ended June 30, 2017 to $61,419 for the six-month period ended June 30, 2018. There was also a decrease of $0.1 million in revenues from technical management services mainly due to the termination of a project with another customer.

Net Pool Allocation:

        Net pool allocation increased by $14.3 million, from $1.3 million during the six-month period ended June 30, 2017 to $15.6 million during the six-month period ended June 30, 2018. The increase was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $18.5 million and $5.7 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30, 2018 (June 30, 2017: $15.4 million and $3.1 million, respectively). The increase in GasLog's total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog's total net pool performance is presented below:

	For the six months ended
	June 30, 2017	June 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	15,378	18,452
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(3,062)	(5,703)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	1,320	15,611

GasLog's Total net pool performance	13,636	28,360

Voyage Expenses and Commissions:

        Voyage expenses and commissions increased by 59.7%, or $3.7 million, from $6.2 million during the six-month period ended June 30, 2017 to $9.9 million during the six-month period ended June 30, 2018. The increase is primarily attributable to the increase in voyage expenses of the vessels operating in the spot market of $2.6 million, an increase of $0.8 million in bunkers consumed during off-hire and unchartered periods for the remaining vessels and an increase of $0.3 million in brokers' commissions.

Vessel Operating and Supervision Costs:

        Vessel operating and supervision costs increased by 16.9%, or $9.7 million, from $57.3 million during the six-month period ended June 30, 2017 to $67.0 million during the six-month period ended June 30, 2018. The increase is mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa during the first quarter of 2018, increased scheduled technical maintenance costs related to engine maintenance, intermediate surveys, costs related to performed dry-dockings and an increase due to the unfavorable movement of the USD against the Euro ("EUR") (we have entered into forward foreign exchange contracts to economically hedge part of this exposure and the associated realized gains are recorded in (Loss)/gain of derivatives, which is discussed below).

Depreciation:

        Depreciation increased by 8.9%, or $6.1 million, from $68.2 million during the six-month period ended June 30, 2017 to $74.3 million during the six-month period ended June 30, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the six-month period ended June 30, 2018 compared to the same period of 2017.

General and Administrative Expenses:

        General and administrative expenses increased by 10.9%, or $2.2 million, from $20.2 million during the six-month period ended June 30, 2017 to $22.4 million during the six-month period ended June 30, 2018. The increase is mainly attributable to an increase of $1.6 million in employee costs due to the unfavorable movement of the USD against the EUR and the British Pound ("GBP") (we have entered into forward foreign exchange contracts to economically hedge part of this exposure and the associated realized gains are recorded in (Loss)/gain of derivatives, which is discussed below) and an increase of $0.6 million in various other expenses.

Financial Costs:

        Financial costs increased by 12.9%, or $9.0 million, from $69.6 million during the six-month period ended June 30, 2017 to $78.6 million during the six-month period ended June 30, 2018. The increase is attributable to an increase of $10.6 million in interest expense on loans, bonds and cash flow hedges and $0.3 million in other financial costs, partially offset by a decrease of $1.5 million in losses arising on bond repurchase, a decrease of $0.3 million in amortization of deferred loan fees mainly driven by a decrease in write-offs of unamortized loan fees and a decrease of $0.1 million in finance lease charges. During the six-month period ended June 30, 2018, we had an average of $2,858.1 million of outstanding indebtedness, with a weighted average interest rate of 4.6%, while during the six-month period ended June 30, 2017, we had an average of $2,764.7 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.0%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps ("CCS").

(Loss)/gain on Derivatives:

        Gain on derivatives increased by $28.6 million, from a loss of $9.7 million during the six-month period ended June 30, 2017 to a gain of $18.9 million during the six-month period ended June 30, 2018. The increase in gain is mainly attributable to an increase of $18.4 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a loss of $1.2 million for the six-month period ended June 30, 2018, as compared to a gain of $17.2 million for the six-month period ended June 30, 2017, an increase of $4.8 million in realized gain from interest rate swaps held for trading, a decrease of $4.4 million in recycled loss of cash flow hedges reclassified to profit or loss and an increase of $1.6 million in realized gain on forward foreign exchange contracts held for trading, partially offset by an increase of $0.5 million in the ineffective portion of cash flow hedges.

Profit for the Period:

        Profit for the period increased by $26.5 million, from a profit of $30.3 million for the six-month period ended June 30, 2017 to a profit of $56.8 million for the six-month period ended June 30, 2018, as a result of the aforementioned factors.

Profit Attributable to Owners of the Group:

        Profit attributable to owners of the Group increased by $14.5 million, from a profit of $1.2 million for the six-month period ended June 30, 2017 to a profit of $15.7 million for the six-month period ended June 30, 2018. The increase in profit attributable to the owners of GasLog resulted mainly from the increase in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of GasLog Partners' ATM Programme implemented in May 2017, the preference unit issuances in May 2017 and January 2018, and the associated sales of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

Customers

        For the six-month period ended June 30, 2018, we received 88.1% of our revenues from Shell, 6.8% of our revenues from various charterers in the spot/short-term market, 5.0% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the six-month period ended June 30, 2017, we received 93.8% of our revenues from Shell, 6.0% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG.

Liquidity and Capital Resources

        Our primary liquidity needs are to fund our operating and other expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

        We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

        Our funding and treasury activities are intended to meet our operating and financing requirements while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

        As of June 30, 2018, GasLog had $314.4 million of cash and cash equivalents, of which $189.2 million was held in time deposits and the remaining balance in current accounts. Moreover, as of June 30, 2018, GasLog had $26.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments and $2.3 million in restricted cash, which consisted of guarantees held for vessels with respect to the enhancement of their operational performance.

        As of June 30, 2018, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $182.6 million was repayable within one year, and a $209.8 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.5 million was repayable within one year.

        As of June 30, 2018, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the "Legacy Facility Refinancing").

        As of June 30, 2018, the total remaining balance of the contract prices of the five LNG carriers on order was $875.9 million which GasLog expects to be funded with the $165.8 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

        During the second quarter, GasLog terminated, extended or signed new swap agreements maintaining the total notional amount as of June 30, 2018 at $1.2 billion. GasLog has hedged 46.2% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of June 30, 2018.

        Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on February 28, 2018 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

        As of June 30, 2018, GasLog's current assets totaled $389.6 million, while current liabilities totaled $324.7 million, resulting in a positive working capital position of $64.9 million.

        Taking into account generally expected market conditions, we anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2018

        The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended
	June 30, 2017	June 30, 2018
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	104,115	126,802
Net cash used in investing activities	(66,726)	(614,626)
Net cash provided by financing activities	149,377	418,164

  Net Cash Provided by Operating Activities

        Net cash provided by operating activities increased by $22.7 million, from $104.1 million during the six-month period ended June 30, 2017 to $126.8 million during the six-month period ended June 30, 2018. The increase was mainly attributable to an increase of $14.3 million in net pool allocation, an increase of $13.1 million in revenues, a decrease of $4.8 in realized losses on interest rate swaps held for trading, an increase of $3.6 million caused by movements in working capital accounts, an increase of $1.6 million in realized gain on forward foreign exchange contracts held for trading and a net increase of the remaining movements of $0.8 million, partially offset by an increase of $9.7 million in vessel operating and supervision costs, an increase of $3.7 million in voyage expenses and commissions and an increase of $2.1 million in general and administrative expenses.

  Net Cash Used in Investing Activities

        Net cash used in investing activities increased by $547.9 million, from $66.7 million in the six-month period ended June 30, 2017 to $614.6 million in the six-month period ended June 30, 2018. The increase is mainly attributable to an increase of $525.9 million in payments for the construction costs of newbuildings and other fixed assets, a net increase of $34.0 million in short-term investments and an increase of $2.3 million in restricted cash. The above movements were partially offset by a decrease of $13.9 million in payments made for the investment in Gastrade and an increase of $1.0 million in financial income received.

  Net Cash Provided by Financing Activities

        Net cash provided by financing activities increased by $268.8 million, from $149.4 million in the six-month period ended June 30, 2017 to $418.2 million in the six-month period ended June 30, 2018. The increase is mainly attributable to an increase of $218.2 million in proceeds from our borrowings, a decrease of $167.2 million in bank loan and bond repayments and a decrease of $20.6 million from payments for cross currency swaps termination. The above movements were partially offset by a decrease of $87.8 million in GasLog Partners' common unit offerings, a decrease of $27.7 million in proceeds from the issuance of the Partnership's Series A Preference Units as compared to the Partnership's Series B Preference Units, an increase of $18.2 million in dividend payments and an increase of $3.6 million in payments for finance lease liabilities.

Contracted Charter Revenues and Days from Time Charters

        The following table summarizes GasLog's (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of June 30, 2018.

	Contracted Charter Revenues and Days from Time Charters
	On and after July 1,	For the years ending December 31,
	2018	2019	2020	2021	2022	2023-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	263.5	548.8	469.2	374.3	351.7	1,158.5	3,165.9
Total contracted days(1)	3,584	7,473	6,402	4,806	4,380	14,487	41,132
Total available days(2)	4,714	9,858	10,636	11,135	11,315	77,977	125,635
Total unfixed days(3)	1,130	2,385	4,234	6,329	6,935	63,490	84,503
Percentage of total contracted days/total available days	76.0%	75.8%	60.2%	43.2%	38.7%	18.6%	32.7%

(1)
Reflects time charter revenues and contracted days for seven of our currently wholly owned ships, the 13 ships currently owned by the Partnership, the bareboat vessel and two of our five newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years). We have also assumed ten additional off-hire days for the enhancement of one vessel; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)
Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. We have also assumed ten additional off-hire days for the enhancement of one vessel. The available days for the vessels operating in the spot/short-term market are included.

(3)
Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

        Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after June 30, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the six vessels that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the six vessels that are operating in the Cool Pool and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading "Risk Factors" in our Annual Report on Form 20-F filed with the SEC on February 28, 2018. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

        For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on February 28, 2018 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

 GASLOG LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position
As of December 31, 2017 and June 30, 2018
(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2017	June 30, 2018
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	20,800	20,489
Deferred financing costs		17,519	4,134
Other non-current assets		428	1,820
Derivative financial instruments	14	16,012	31,440
Tangible fixed assets	5	3,772,566	4,378,295
Vessels under construction	5	166,655	89,956
Vessel held under finance lease	5	214,329	210,646

Total non-current assets		4,217,820	4,746,291

Current assets
Trade and other receivables		10,706	18,817
Dividends receivable and other amounts due from related parties	8	8,666	8,075
Derivative financial instruments	14	2,199	6,206
Inventories		6,839	9,722
Prepayments and other current assets		4,569	4,132
Short-term investments		—	26,000
Restricted cash		—	2,321
Cash and cash equivalents		384,092	314,369

Total current assets		417,071	389,642

Total assets		4,634,891	5,135,933

Equity and liabilities
Equity
Preference shares	12	46	46
Share capital	12	810	810
Contributed surplus	12	911,766	883,314
Reserves		18,347	18,890
Treasury shares	12	(6,960)	(4,472)
(Accumulated deficit)/ retained earnings		(5,980)	9,894

Equity attributable to owners of the Group		918,029	908,482
Non-controlling interests		845,105	954,587

Total equity		1,763,134	1,863,069

Current liabilities
Trade accounts payable		11,526	12,098
Ship management creditors		2,394	1,847
Amounts due to related parties	8	35	72
Derivative financial instruments	14	1,815	1,109
Other payables and accruals	11	93,418	120,565
Borrowings, current portion	7	179,367	182,556
Finance lease liability, current portion	6	6,302	6,485

Total current liabilities		294,857	324,732

Non-current liabilities
Derivative financial instruments	14	—	1,149
Borrowings, non-current portion	7	2,368,189	2,742,255
Finance lease liability, non-current portion	6	207,126	203,355
Other non-current liabilities		1,585	1,373

Total non-current liabilities		2,576,900	2,948,132

Total equity and liabilities		4,634,891	5,135,933

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss
For the three and six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Revenues	9	129,930	132,824	258,215	271,302
Net pool allocation		492	6,958	1,320	15,611
Voyage expenses and commissions		(3,319)	(4,634)	(6,191)	(9,915)
Vessel operating and supervision costs		(29,833)	(32,703)	(57,322)	(67,016)
Depreciation	5	(34,451)	(38,813)	(68,159)	(74,342)
General and administrative expenses	10	(10,246)	(10,352)	(20,225)	(22,365)

Profit from operations		52,573	53,280	107,638	113,275

Financial costs	15	(37,078)	(42,000)	(69,602)	(78,597)
Financial income		744	1,294	1,135	2,310
(Loss)/gain on derivatives	15	(9,720)	1,167	(9,722)	18,938
Share of profit of associates	4	385	471	847	827

Total other expenses, net		(45,669)	(39,068)	(77,342)	(56,522)

Profit for the period		6,904	14,212	30,296	56,753

Attributable to:
Owners of the Group		(7,515)	(3,620)	1,237	15,684
Non-controlling interests		14,419	17,832	29,059	41,069

		6,904	14,212	30,296	56,753

(Loss)/earnings per share – basic and diluted	18	(0.12)	(0.08)	(0.05)	0.13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss
For the three and six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Profit for the period		6,904	14,212	30,296	56,753
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	14	763	(296)	719	1,210
Recycled loss of cash flow hedges reclassified to profit or loss		4,368	—	4,368	—

Other comprehensive income/(loss) for the period		5,131	(296)	5,087	1,210

Total comprehensive income for the period		12,035	13,916	35,383	57,963

Attributable to:
Owners of the Group		(2,384)	(3,916)	6,324	16,894
Non-controlling interests		14,419	17,832	29,059	41,069

		12,035	13,916	35,383	57,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity
For the six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 12)	Preference shares (Note 12)	Contributed surplus (Note 12)	Reserves	Treasury shares (Note 12)	(Accumulated deficit)/ retained earnings	Attributable to owners of the Group	Non- controlling interests	Total
Balance as of January 1, 2017	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682

Net proceeds from GasLog Partners' public offering	—	—	—	—	—	—	—	225,776	225,776
Dividend declared (common and preference shares)	—	—	(27,597)	—	—	—	(27,597)	(27,938)	(55,535)
Share-based compensation, net of accrued dividend	—	—	—	2,023	—	—	2,023	—	2,023
Settlement of share-based compensation	—	—	—	(1,771)	1,664	—	(107)	—	(107)
Profit for the period	—	—	—	—	—	1,237	1,237	29,059	30,296
Other comprehensive income for the period	—	—	—	5,087	—	—	5,087	—	5,087

Total comprehensive income for the period	—	—	—	5,087	—	1,237	6,324	29,059	35,383

Balance as of June 30, 2017	810	46	939,377	15,499	(9,197)	(20,249)	926,286	790,936	1,717,222

Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134

Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)

Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888

Net proceeds from GasLog Partners' public offerings (Note 3)	—	—	—	—	—	—	—	111,184	111,184
Dividend declared (common and preference shares) (Note 12)	—	—	(28,452)	—	—	—	(28,452)	(42,771)	(71,223)
Share-based compensation, net of accrued dividend (Note 17)	—	—	—	2,233	—	—	2,233	—	2,233
Settlement of share-based compensation	—	—	—	(2,464)	2,550	—	86	—	86
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the period	—	—	—	—	—	15,684	15,684	41,069	56,753
Other comprehensive income for the period	—	—	—	1,210	—	—	1,210	—	1,210

Total comprehensive income for the period	—	—	—	1,210	—	15,684	16,894	41,069	57,963

Balance as of June 30, 2018	810	46	883,314	18,890	(4,472)	9,894	908,482	954,587	1,863,069

(1)
Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows
For the six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2017	June 30, 2018
Cash flows from operating activities:
Profit for the period	30,296	56,753
Adjustments for:
Depreciation	68,159	74,342
Share of profit of associates	(847)	(827)
Financial income	(1,135)	(2,310)
Financial costs	69,602	78,597
Unrealized foreign exchange (gain)/loss on cash and cash equivalents	(538)	63
Unrealized loss/(gain) on derivative financial instruments held for trading, including ineffective portion of cash flow hedges (Note 15)	1,172	(16,705)
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—
Share-based compensation (Note 17)	2,235	2,515

	173,312	192,428

Movements in working capital	(5,344)	(1,712)

Cash provided by operations	167,968	190,716

Interest paid	(63,853)	(63,914)

Net cash provided by operating activities	104,115	126,802

Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and vessel held under finance leaze	(63,010)	(588,929)
Dividends received from associate	1,043	500
Return of contributed capital from associate	59	—
Other investments	(13,944)	—
Purchase of short-term investments	(20,000)	(36,000)
Maturity of short-term investments	28,000	10,000
Restricted cash	—	(2,321)
Financial income received	1,126	2,124

Net cash used in investing activities	(66,726)	(614,626)

Cash flows from financing activities:
Proceeds from bank loans and bonds	280,000	498,225
Bank loans and bonds repayments	(276,158)	(108,958)
Payment of loan issuance costs	(6,234)	(7,295)
Proceeds from GasLog Partners' public common unit offerings (net of underwriting discounts and commissions)	87,840	24
Proceeds from GasLog Partners' preference unit offering (net of underwriting discounts and commissions)	139,222	111,544
Payment of equity raising costs	(336)	(660)
Payment for NOK bond repurchase at a premium	(1,459)	—
Payment for cross currency swaps' termination	(20,603)	—
Purchase of treasury shares	—	(62)
Proceeds from stock options' exercise	137	157
Dividends paid	(53,019)	(71,223)
Payments for finance lease liability	(13)	(3,588)

Net cash provided by financing activities	149,377	418,164

Effects of exchange rate changes on cash and cash equivalents	538	(63)

Increase/(decrease) in cash and cash equivalents	187,304	(69,723)

Cash and cash equivalents, beginning of the period	227,024	384,092

Cash and cash equivalents, end of the period	414,328	314,369

Non-cash investing and financing activities
Capital expenditures – net payable at the end of the period	4,805	15,426
Equity raising costs included in liabilities at the end of the period	955	88
Loan issuance costs included in liabilities at the end of the period	57	79
Dividend declared included in liabilities at the end of the period	2,516	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

        GasLog Ltd. ("GasLog") was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the "Group") are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas ("LNG") market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group's operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog's chairman, Peter G. Livanos, is GasLog's largest shareholder through his ownership of Ceres Shipping Ltd. ("Ceres Shipping"), which controls Blenheim Holdings Ltd. As of June 30, 2018, entities controlled by members of the Livanos family, including GasLog's chairman, are deemed to beneficially own approximately 40.11% of GasLog's issued and outstanding common shares. As a result of his ownership of GasLog's common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog's shareholders are entitled to vote.

        As of June 30, 2018, GasLog held a 29.1% interest (including the 2% interest through general partner units) in GasLog Partners LP ("GasLog Partners" or the "Partnership") and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies. Consequently, GasLog Partners is consolidated in the Group's financial statements.

        The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of June 30, 2018, the Group's structure is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. ("GasLog Carriers")	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company(2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213(4)	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q3 2019(1)
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Dormant	—	—	—
GAS-thirty three Ltd.	Bermuda	May 2018	Dormant	—	—	—

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
GAS-thirty four Ltd.	Bermuda	May 2018	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
29.1% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. ("Gastrade")	Greece	June 2010	Service company	—	—	—
33.33% joint venture:
The Cool Pool Limited (the "Cool Pool")(3)	Marshall Islands	September 2015	Service company	—	—	—

(1)
For newbuildings, expected delivery quarters as of June 30, 2018 are presented.
(2)
On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. ("Mitsui"). Refer to Note 6.
(3)
On October 1, 2015, GasLog Carriers, Dynagas Ltd. ("Dynagas") and Golar LNG Limited ("Golar") ("Pool Owners") and The Cool Pool Limited signed a LNG carrier pooling agreement (the "LNG Carrier Pool" or "Pool Agreement") to market their vessels, which are currently operating in the LNG shipping spot market.

As of June 30, 2018, the LNG Carrier Pool—named the "Cool Pool"—consists of 17 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric ("TFDE") propulsion technology. The participation of the Pool Owners' vessels in the Cool Pool is as follows: Dynagas: one vessel; GasLog: six vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the staffing and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named "The Cool Pool Limited" or the "Pool Manager", was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas Ltd. removed its three vessels from the Cool Pool.

(4)
On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd ("Samsung") for the construction of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2213) that is scheduled to be delivered in the second quarter of 2020. This vessel will be the vessel to be chartered to Centrica for an initial period of approximately seven years. The 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2212) to be delivered in the third quarter of 2019 is currently without charter.

2. Basis of Presentation

        These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Certain information and footnote disclosures required by International Financial Reporting Standards ("IFRS") for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual consolidated financial statements as of and for the year ended December 31, 2017 filed with the SEC on February 28, 2018. On August 1, 2018 GasLog's board of directors authorized the unaudited condensed consolidated financial statements for issuance.

        The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company's annual consolidated financial statements for the year ended December 31, 2017 and remain unchanged.

        The unaudited condensed consolidated financial statements are expressed in U.S. dollars ("USD"), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group's most significant assets and liabilities are paid for and settled in USD.

        The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group's financial statements for the year ended December 31, 2017, except for the changes resulting from the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers (as discussed below).

        Management anticipates that the Group's primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

        In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was effective for annual periods beginning on or after January 1, 2018 and was applied by the Group using the modified retrospective approach. The adoption of the standard as of January 1, 2018 resulted in an increase of $246 on the Group's Accumulated deficit and an increase of the same amount on the Group's Other payables and accruals under the modified retrospective approach, as a result of the reassessment of the timing of the performance obligations in relation to positioning and repositioning fees and associated expenses.

        The Group assessed that under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under the leases standard. The revenue in relation to the service component relates to vessel operating expenses which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs will be accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        In relation to short-term charters under the Cool Pool, management believes mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfil the contract. On that basis, it was concluded that positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time.

        In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

        When an entity first applies IFRS 9 Financial Instruments, it may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 Financial Instruments, Recognition and Measurement, instead of the requirements in Chapter 6 of IFRS 9 Financial Instruments. An entity shall apply that policy to all of its hedging relationships. The Group has selected to apply hedge accounting under IFRS 9 Financial Instruments.

        The Group has elected to take the transition relief as provided by IFRS 9.7.2.15 which permits an entity not to restate prior periods on initial application of IFRS 9 Financial Instruments and any adjustments to be made in the current year. The adoption of this standard as of January 1, 2018 resulted in a decrease of $436 on the Group's Accumulated deficit and an equal decrease on the Group's Reserves, as a result of the change in the accounting for the currency basis element of the cross-currency swaps ("CCS") to flow directly to the statement of profit or loss.

(b) Standards and amendments in issue not yet adopted

        At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management has elected not to adopt early, and it anticipates that the implementation of this standard will not have a material impact on the Group's consolidated financial statements, since the changes for lessors are fairly minor and the Group's lessee obligations are not significant.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Group's unaudited condensed consolidated financial statements.

3. Non-controlling Interest in GasLog Partners

        On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Partnership's Series B Preference Units"), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership's Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,194. The Partnership's Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        The profit allocation to non-controlling interests is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

	For the three months ended		For the six months ended
Allocation of GasLog Partners' profit(*)	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Partnership's profit attributable to:
Common unitholders	17,349	17,095	32,073	41,152
Subordinated unitholders	N/A	N/A	5,085	N/A
General partner	357	349	777	888
Incentive distribution rights ("IDRs")	103	—	896	2,368
Paid and accrued preference equity distributions	1,549	5,457	1,549	10,495

Total	19,358	22,901	40,380	54,903

Partnership's profit allocated to GasLog	4,939	5,069	11,321	13,834
Partnership's profit allocated to non-controlling interests	14,419	17,832	29,059	41,069

Total	19,358	22,901	40,380	54,903

*
Excludes profits of GAS-eleven Ltd., GAS-thirteen Ltd., GAS-eight Ltd. and GAS-fourteen Ltd. for the period prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

4. Investment in Associates

        The movements in investment in associates are reported in the following table:

June 30, 2018
As of January 1, 2018	20,800
Share of profit of associates	827
Dividend declared	(1,138)

As of June 30, 2018	20,489

        On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit ("FSRU") along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance ("O&M") services for the FSRU through an O&M agreement which was signed on February 23, 2018.

5. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

        The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2018	4,217,866	19,224	4,237,090	166,655	228,523
Additions	33,225	3,758	36,983	564,211	145
Transfer from vessels under construction	639,260	—	639,260	(639,260)	—
Transfer under "Other non-current assets"	—	—	—	(1,650)	—
Fully amortized fixed assets	(5,000)	—	(5,000)	—	—

As of June 30, 2018	4,885,351	22,982	4,908,333	89,956	228,668

Accumulated depreciation
As of January 1, 2018	460,815	3,709	464,524	—	14,194
Depreciation expense	70,104	410	70,514	—	3,828
Fully amortized fixed assets	(5,000)	—	(5,000)	—	—

As of June 30, 2018	525,919	4,119	530,038	—	18,022

Net book value
As of December 31, 2017	3,757,051	15,515	3,772,566	166,655	214,329

As of June 30, 2018	4,359,432	18,863	4,378,295	89,956	210,646

        Vessels with an aggregate carrying amount of $4,359,432 as of June 30, 2018 (December 31, 2017: $3,757,051) have been pledged as collateral under the terms of the Group's loan agreements.

        In May 2014, GAS-twenty two Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cubic meters). The vessel (GasLog Genoa) was delivered on March 29, 2018.

        In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. ("Hyundai") for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Houston, was delivered on January 8, 2018, while the second vessel, the GasLog Hong Kong, was delivered on March 20, 2018.

Vessels under construction

        In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cubic meters). The vessel is expected to be delivered in the first quarter of 2019.

        In September 2016, GAS-twenty nine Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the third quarter of 2019.

        On March 21, 2017, GasLog entered into a Heads of Agreement ("HOA") with Samsung for the engineering in relation to the potential FSRU conversion of an existing vessel of the Group. As of June 30, 2018, $3,400 of the cost was paid, in accordance with the payment terms.

        On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited ("Keppel") for the detailed engineering in relation to an FSRU conversion of one vessel. As of June 30, 2018, $4,265 of the cost was paid, in accordance with the payment terms.

        In January 2018, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2020.

        In March 2018, GAS-thirty one Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2020.

        In May 2018, GAS-thirty Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the third quarter of 2020.

        Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of June 30, 2018, the Group has paid to the shipyard $85,000 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel's keel laying, launching and delivery (Note 13).

        The vessels under construction costs as of December 31, 2017 and June 30, 2018 are as follows:

	December 31, 2017	June 30, 2018
Progress shipyard installments	153,116	85,023
Onsite supervision costs	10,570	4,260
Critical spare parts, equipment and other vessel delivery expenses	2,969	673

Total	166,655	89,956

6. Sale and Leaseback

        An analysis of the finance lease liabilities is as follows:

	December 31, 2017	June 30, 2018
Finance lease liability, current portion	6,302	6,485
Finance lease liability, non-current portion	207,126	203,355

Total	213,428	209,840

7. Borrowings

        An analysis of the borrowings is as follows:

	December 31, 2017	June 30, 2018
Amounts due within one year	188,167	193,709
Less: unamortized deferred loan/bond issuance costs	(8,800)	(11,153)

Borrowings, current portion	179,367	182,556

Amounts due after one year	2,399,849	2,784,651
Less: unamortized deferred loan/bond issuance costs	(31,660)	(42,396)

Borrowings, non-current portion	2,368,189	2,742,255

Total	2,547,556	2,924,811

Bank Loans

        The main terms of the Group's loan facilities in existence as of December 31, 2017 have been disclosed in Note 13 "Borrowings" of the annual audited consolidated financial statements for the year ended December 31, 2017. During the six months ended June 30, 2018, the Group, through GasLog Partners, prepaid in full the $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

        The carrying amount of the Group's bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

        The main terms of the Group's senior unsecured NOK bonds maturing in 2021 (the "NOK 2021 Bonds") have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2017. Refer to Note 13 "Borrowings".

        The carrying amount under the NOK 2021 Bonds, net of unamortized financing costs, as of June 30, 2018 is $90,964 (December 31, 2017: $89,723, aggregate carrying amount under the NOK 2021 Bonds) while their aggregate fair value is $97,832 based on a USD/NOK exchange rate of 0.1228 as of June 30, 2018 (December 31, 2017: $97,416, based on a USD/NOK exchange rate of 0.1213).

        The Group was in compliance with its financial covenants as of June 30, 2018.

8. Related Party Transactions

        The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2017	June 30, 2018
Dividends receivable from associate	125	763
Due from The Cool Pool Limited	8,186	6,997
Other receivables	355	315

Total	8,666	8,075

Current Liabilities

Amounts due to related parties

	December 31, 2017	June 30, 2018
Ship management creditors	993	450
Amounts due to related parties	35	72

        Ship management creditors' liability is comprised of cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group's management.

        Amounts due to related parties of $72 as of June 30, 2018 (December 31, 2017: $35) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

        The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Revenues from time charters	121,581	127,573	242,283	252,467
Revenues from The Cool Pool Limited (GasLog vessels)	8,023	5,047	15,378	18,452
Revenues from vessel management services	326	204	554	383

Total	129,930	132,824	258,215	271,302

        Revenues from The Cool Pool Limited relate to revenues received from GasLog's vessels operating in the Cool Pool and do not include the net pool allocation to GasLog of $6,958 and $15,611 for the three and six months ended June 30, 2018, respectively ($492 and $1,320 for the three and six months ended June 30, 2017, respectively).

10. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Employee costs	4,403	4,677	9,614	11,628
Board of directors' fees	542	622	1,103	1,344
Share-based compensation	1,223	1,329	2,235	2,515
Rent and utilities	541	570	1,144	1,086
Travel and accommodation	555	701	1,050	1,033
Legal and professional fees	2,393	1,704	3,955	3,326
Foreign exchange differences, net	(84)	63	(39)	(241)
Other expenses	673	686	1,163	1,674

Total	10,246	10,352	20,225	22,365

11. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	December 31, 2017	June 30, 2018
Social contributions	1,244	797
Unearned revenue	34,926	41,089
Accrued legal and professional fees	1,567	994
Accrued board of directors' fees	577	622
Accrued employee costs	5,494	5,156
Accrued off-hire	5,284	7,926
Accrued crew costs	4,027	3,898
Accrued purchases	4,227	17,289
Accrued financing costs	1,984	36
Accrued interest	27,851	34,681
Accrued payable to charterers	4,179	5,859
Other accruals	2,058	2,218

Total	93,418	120,565

12. Share Capital and Preference Shares

        GasLog's authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

        As of June 30, 2018, the share capital consisted of 80,814,081 issued and outstanding common shares, par value $0.01 per share, 179,045 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of Common Shares	Number of Treasury Shares	Number of Preference Shares	Share capital	Preference Shares	Contributed surplus	Treasury Shares
Outstanding as of January 1, 2018	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

Treasury shares, net	(2,818)	2,818	—	—	—	—	(62)
Treasury shares distributed for awards vested or exercised in the period	99,014	(99,014)	—	—	—	—	2,550
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(28,452)	—

Outstanding as of June 30, 2018	80,814,081	179,045	4,600,000	810	46	883,314	(4,472)

        The treasury shares were acquired by GasLog in 2014 and 2018 in relation to the share-based compensation (Note 17).

Dividend distribution

        On February 15, 2018, the board of directors declared a quarterly cash dividend of $0.14 per common share, which was paid on March 15, 2018 to shareholders of record as of March 5, 2018 for a total amount of $11,300.

        On March 8, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on April 2, 2018 to holders of record as of March 29, 2018. GasLog paid the declared dividend to the transfer agent on March 29, 2018.

        On May 3, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on May 24, 2018 to shareholders of record as of May 14, 2018 for a total amount of $12,120.

        On May 11, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on July 2, 2018 to holders of record as of June 29, 2018. GasLog paid the declared dividend to the transfer agent on June 28, 2018.

13. Commitments and Contingencies

(a)
As of June 30, 2018, the Group had the following commitments as lessee relating to buildings under operating leases:

Period	June 30, 2018
Not later than one year	1,185
Later than one year and not later than three years	1,382
Later than three years and not later than five years	565

Total	3,132

(b)
Commitments relating to the vessels under construction (Note 5) as of June 30, 2018 payable to Samsung were as follows:

Period	June 30, 2018
Not later than one year	255,568
Later than one year and not later than three years	620,310

Total	875,878

        Also, pursuant to a Heads of Agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited ("MSL"), a subsidiary of Shell, on March 8, 2016, the GasLog entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the event the reliquefaction plants do not meet certain specified performance criteria during operation, GasLog will have an obligation to pay to MSL a daily compensation amount per vessel, which obligation will in whole or in part be satisfied by certain obligations of the manufacturers incurred for failure to meet the specified performance criteria. The amount of $3,200 relating to GAS-twenty two Ltd. was included in Trade and other receivables since the reliquefaction plant installation has been completed.

(c)
Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 6), as of June 30, 2018 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking and ten additional days per vessel after the dry-docking for the vessel enhancements mentioned further below; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

Period	June 30, 2018
Not later than one year	411,409
Later than one year and not later than three years	639,397
Later than three years and not later than five years	425,591
More than five years	499,041

Total	1,975,438

        Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(d)
In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to some of the Group's vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of June 30, 2018, are as follows:

Period	June 30, 2018
Not later than one year	11,142

Total	11,142

(e)
Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value of $660 have been purchased and paid as of June 30, 2018 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before the end of the initial term of the charter party agreements.

(f)
On November 2, 2015, a letter agreement between GasLog and MSL was signed reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of June 30, 2018, the outstanding commitment is $1,349.

(g)
On October 11, 2016, GasLog LNG Services Ltd. entered into an agreement whereby it has access to all long lead items ("LLIs") necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

(h)
On July 10, 2017, GasLog entered into an agreement with Keppel for the detailed engineering in relation to an FSRU conversion of one vessel. Commitment relating to this agreement as of June 30, 2018 is as follows:

Period	June 30, 2018
Not later than one year	3,787

Total	3,787

(i)
In September 27, 2017 (and in addition to the seven existing maintenance agreements signed in 2014 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight GasLog LNG carriers. The agreements cover the renewal of existing maintenance agreements on four GasLog vessels and extend the servicing to four additional LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group's vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

14. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	December 31, 2017	June 30, 2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	11,535	31,629
Forward foreign exchange contracts	2,123	101
Derivative assets designated and effective as hedging instruments carried at fair value
Cross currency swaps	4,553	5,916

Total	18,211	37,646

Derivative financial instruments, current assets	2,199	6,206
Derivative financial instruments, non-current assets	16,012	31,440

Total	18,211	37,646

        The fair value of the derivative liabilities is as follows:

	December 31, 2017	June 30, 2018
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	605	212
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,210	1,152
Forward foreign exchange contracts	—	894

Total	1,815	2,258

Derivative financial instruments, current liability	1,815	1,109
Derivative financial instruments, non-current liability	—	1,149

Total	1,815	2,258

Interest rate swap agreements

        The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to economically hedge a portion of the Group's exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	June 30, 2018
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA ("DNB")	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog (1)	DNB	July 2016	July 2016	July 2021	1.729%	73,333	73,333
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog (3)	HSBC Bank plc ("HSBC")	July 2016	July 2016	July 2020	1.896%	33,333	—
GasLog (3)	HSBC	July 2016	July 2016	July 2021	1.818%	33,333	—
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2020	1.905%	66,667	66,667
GasLog (2)	Nordea Bank Finland	July 2016	July 2016	July 2021	1.84%	66,667	—
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB ("SEB")	July 2016	July 2016	July 2020	1.928%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog (3)	SEB	July 2016	July 2016	July 2022	1.814%	50,000	—
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV ("ABN")	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog (4)	Nordea Bank Finland	May 2018	July 2020	July 2026	3.070%	—	N/A
GasLog (2)	Nordea Bank Finland	May 2018	May 2018	July 2026	2.562%	—	66,667
GasLog (4)	SEB	May 2018	July 2020	July 2024	3.025%	—	N/A
GasLog (3)	SEB	May 2018	Apr 2018	July 2025	2.300%	—	50,000
GasLog (4)	DNB	May 2018	July 2020	July 2024	3.056%	—	N/A
GasLog (1)	DNB	May 2018	July 2018	July 2025	2.472%	—	N/A
GasLog (3)	HSBC	May 2018	Apr 2018	July 2024	2.475%	—	33,333
GasLog (3)	HSBC	May 2018	Apr 2018	July 2025	2.550%	—	33,333
GasLog (4)	Citibank Europe Plc. ("CITI")	May 2018	July 2020	July 2024	3.082%	—	N/A
GasLog (4)	CITI	May 2018	July 2021	July 2025	3.095%	—	N/A

					Total	1,170,000	1,170,000

(1)
In May 2018, the Group terminated an interest rate swap originally maturing in July 2021 with an effective date of July 2018. This swap was subsequently replaced with a new swap of the same notional amount of $73,333 with an effective date of July 2018 and a new maturity date of July 2025.
(2)
Effective May 2018, the Group terminated the interest rate swap originally maturing in July 2021 and replaced with a new swap of the same notional amount of $66,667 maturing in July 2026.
(3)
Effective May 2018, the Group terminated the interest rate swap with SEB originally maturing in July 2022 and replaced with a new swap of the same notional amount of $50,000 with an effective date of April 2018 and a new maturity date of July 2025. In addition, in May 2018, the Group terminated the interest rate swap agreements with HSBC with an aggregate notional value of $66,666 and entered into new agreements of the same notional amounts with an effective date April 2018.
(4)
In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

        The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and six months ended June 30, 2018 amounted to a net loss of $3,838 and net gain of $20,151, respectively (for the three and six months ended June 30, 2017: a net loss of $4,978 and $3,140, respectively), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps. During the three and six months ended June 30, 2018, the net loss of $3,838 and a net gain of $20,151 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower/higher than the agreed fixed interest rates resulting in an increase/decrease in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements ("CCS")

        The Group enters into CCS which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group's exposure to fluctuations deriving from its NOK 2021 Bonds.

        The principal terms of the CCS designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	June 30, 2018
GasLog	DNB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050

					Total	90,150	90,150

        For the three and six months ended June 30, 2018, the effective portion of changes in the fair value of CCS amounting to a loss of $4,062 and a gain of $2,128 has been recognized in Other comprehensive income (for the three and six months ended June 30, 2017: a gain of $3,342 and $3,709). For the three and six months ended June 30, 2018, a loss of $90 and $159, respectively, was recycled to profit or loss representing the realized loss on CCS in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2017: a loss of $203 and $526, respectively). Additionally, for the three and six months ended June 30, 2018, a gain of $3,676 and a loss of $1,077, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of June 30, 2018 (for the three and six months ended June 30, 2017: a loss of $2,782 and $3,516, respectively).

Forward foreign exchange contracts

        The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling ("GBP") and Euros ("EUR"). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of Contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2017	6	July-December 2018	1.3042	£1,800

					Total	£1,800

Company	Counterparty	Trade Date	Number of Contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Nordea Bank Finland	August 2017	6	July-December 2018	1.1986	€4,500
GasLog	SEB	August 2017	6	July-December 2018	1.1966	€6,000
GasLog	DNB	October 2017	1	July 2018	1.1746	€1,995
GasLog	Citibank	November 2017	1	July 2018	1.2023	€2,000
GasLog	Citibank	November 2017	1	August 2018	1.2048	€2,000
GasLog	Citibank	November 2017	1	September 2018	1.2072	€2,000
GasLog	Citibank	November 2017	1	October 2018	1.2099	€2,000
GasLog	Citibank	November 2017	1	November 2018	1.2123	€2,000
GasLog	Citibank	November 2017	1	December 2018	1.2148	€2,000
GasLog	Citibank	May 2018	1	July 2018	1.1758	€1,000
GasLog	Citibank	May 2018	1	August 2018	1.1786	€1,000
GasLog	Citibank	May 2018	1	September 2018	1.1816	€1,000
GasLog	Citibank	May 2018	1	October 2018	1.1844	€1,000
GasLog	Citibank	May 2018	1	November 2018	1.1875	€1,000
GasLog	Citibank	May 2018	1	December 2018	1.1905	€1,000
GasLog	SEB	May 2018	6	July-December 2018	1.1831	€6,000
GasLog	HSBC	May 2018	6	July-December 2018	1.1847	€3,000
GasLog	Citibank	May 2018	1	January 2019	1.1954	€2,500
GasLog	Citibank	May 2018	1	February 2019	1.1983	€2,500
GasLog	Citibank	May 2018	1	March 2019	1.2012	€2,500
GasLog	SEB	May 2018	3	January-March 2019	1.1984	€7,500
GasLog	ABN	June 2018	1	April 2019	1.1903	€2,500
GasLog	ABN	June 2018	1	May 2019	1.1936	€2,500
GasLog	ABN	June 2018	1	June 2019	1.1968	€2,500
GasLog	DNB	June 2018	1	April 2019	1.1910	€2,500
GasLog	DNB	June 2018	1	May 2019	1.1943	€2,500
GasLog	DNB	June 2018	1	June 2019	1.1975	€2,500

					Total	€69,495

        The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2018. The change in the fair value of these contracts for the three and six months ended June 30, 2018 amounted to a net loss of $3,764 and $2,916 (for the three and six months ended June 30, 2017: net gain of $1,491 and $1,968), which was recognized against profit or loss in the period incurred and is included in Loss/gain on derivatives.

15. Financial Costs and (Loss)/Gain on Derivatives

        An analysis of financial costs and loss/(gain) on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Amortization and write off of deferred loan/bond issuance costs and premium	(2,978)	(3,232)	(6,437)	(6,144)
Interest expense on loans	(21,099)	(28,066)	(43,581)	(51,263)
Interest expense on bonds and realized loss on cross-currency swaps	(8,451)	(7,442)	(11,971)	(14,915)
Finance lease charge	(2,722)	(2,634)	(5,436)	(5,262)
Loss arising on NOK bond repurchase at a premium	(1,459)	—	(1,459)	—
Other financial costs	(369)	(626)	(718)	(1,013)

Total financial costs	(37,078)	(42,000)	(69,602)	(78,597)

Unrealized (loss)/gain on derivative financial instruments held for trading (Note 14)	(3,487)	74	(1,172)	17,235
Realized (loss)/gain on interest rate swaps held for trading	(2,226)	1,003	(4,377)	390
Recycled loss of cash flow hedges reclassified to profit or loss	(4,368)	—	(4,368)	—
Realized gain on forward foreign exchange contracts held for trading	361	357	195	1,843
Ineffective portion of cash flow hedges	—	(267)	—	(530)

Total (loss)/gain on derivatives	(9,720)	1,167	(9,722)	18,938

16. Cash Flow Reconciliations

        The reconciliation of the Group's non-cash investing and financing activities for the period ended June 30, 2018 is presented in the tables below:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	498,225	—	—	—	498,225
Bank loan and bond repayments	—	(108,958)	—	—	—	(108,958)
Additions in deferred loan fees	—	(7,295)	—	1,447	(13,385)	(19,233)
Amortization of deferred loan issuance costs and premium (Note 15)	—	—	—	6,144	—	6,144
Retranslation of the NOK Bonds in U.S. dollars	—	—	1,077	—	—	1,077

Borrowings outstanding as of June 30, 2018	2,547,556	381,972	1,077	7,591	(13,385)	2,924,811

        A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	(16,396)	—	—	(16,396)
Unrealized gain on derivative financial instruments held for trading (Note 15)	—	—	(17,235)	(17,235)
Ineffective portion of cash flow hedges (Note 15)	—	—	530	530
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(2,287)	—	(2,287)

Net derivative assets as of June 30, 2018	(16,396)	(2,287)	(16,705)	(35,388)

        A reconciliation of tangible fixed assets, vessels under construction and vessel held under finance lease arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets, vessels under construction and vessel held under finance lease as of January 1, 2018	4,153,550	—	—	4,153,550
Additions (Note 5)	—	588,929	12,410	601,339
Transfer under "Other non-current assets"	—	—	(1,650)	(1,650)
Depreciation expense (Note 5)	—	—	(74,342)	(74,342)

Tangible fixed assets vessels under construction and vessel held under finance lease as of June 30, 2018	4,153,550	588,929	(63,582)	4,678,897

        A reconciliation of finance lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2018	213,428	—	—	213,428
Finance lease charge (Note 15)	—	—	5,262	5,262
Payments for interest	—	(5,262)	—	(5,262)
Payments for finance lease liability	—	(3,588)	—	(3,588)

Finance lease liabilities as of June 30, 2018	213,428	(8,850)	5,262	209,840

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners' preference unit offerings (net of underwriting discounts and commissions)	111,544	—	111,544
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	24	—	24
Offering costs	(660)	276	(384)

Net proceeds from equity offerings in the period ended June 30, 2018	110,908	276	111,184

17. Share-Based Compensation

        The terms of the 2013 Omnibus Incentive Compensation Plan (the "Plan") and the assumptions for the valuation of Restricted Stock Units ("RSUs") and Stock Appreciation Rights or Stock Options (collectively the "SARs") have been disclosed in Note 21 "Share-Based Compensation" in the annual audited consolidated financial statements for the year ended December 31, 2017.

        On April 2, 2018, GasLog granted to executives, managers and certain employees of the Group 149,786 RSUs and 416,458 SARs in accordance with the Plan. The RSUs will vest on April 2, 2021 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 2, 2019, 2020 and 2021. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	149,786	April 2, 2018	n/a	n/a	$16.30
SARs	416,458	April 2, 2018	April 2, 2028	$16.30	$5.3001

        In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

        The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog's initial public offering. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model

Grant date share closing price	$16.30
Exercise price	$16.30
Expected volatility	44.5%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	2.61%

Fair value

        The fair value of the RSUs was determined by using the grant date closing price of $16.30 per common unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

        The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2018	425,702	—	—	1.39	5,636
Granted during the period	149,786	—	—	—	2,441
Forfeited during the period	(1,179)	—	—	—	(14)
Vested during the period	(86,136)	—	—	—	(1,655)

Outstanding as of June 30, 2018	488,173	—	—	1.63	6,408

SARs
Outstanding as of January 1, 2018	2,031,279	14.59	—	7.68	7,874
Granted during the period	416,458	—	—	—	2,207
Exercised during the period	(12,878)	—	18.06	—	(47)
Forfeited during the period	(3,333)	—	—	—	(12)
Expired during the period	(12,198)	—	—		(72)

Outstanding as of June 30, 2018	2,419,328	14.86	—	7.63	9,950

        As of June 30, 2018, 1,406,290 SARs have vested but have not been exercised.

        The terms of the GasLog Partners' 2015 Long-Term Incentive Plan (the "GasLog Partners' Plan") and the assumptions for the valuation of Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") have been disclosed in Note 21 "Share-Based Compensation" in the annual audited consolidated financial statements for the year ended December 31, 2017.

        On April 2, 2018, GasLog Partners granted to its executives 24,608 RCUs and 24,608 PCUs in accordance with the GasLog Partners' Plan. The RCUs and PCUs will vest on April 2, 2021. The holders are entitled to cash distributions that will be accrued and settled on vesting.

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40

        In accordance with the terms of the GasLog Partners' Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners' Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value of the RCUs and PCUs in accordance with the GasLog Partners' Plan was determined by using the grant date closing price of $23.40 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)

Outstanding as of June 30, 2018	75,084	1.75	1,595

PCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)

Outstanding as of June 30, 2018	75,084	1.75	1,595

        On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the GasLog Partners' Plan.

        The total expense recognized in respect of share-based compensation for the three and six months ended June 30, 2018 was $1,329 and $2,515 (for the three and six months ended June 30, 2017: $1,223 and $2,235). The total accrued cash distribution as of June 30, 2018 is $764 (December 31, 2017: $814).

18. Earnings/(losses) per Share ("EPS")

        Basic earnings/(losses) per share was calculated by dividing the profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

        Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

        The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the three months ended
	June 30, 2017	June 30, 2018
Basic loss per share
Loss for the period attributable to owners of the Group	(7,515)	(3,620)
Plus:
Dividend on preference shares	(2,516)	(2,516)

Loss for the period available to owners of the Group	(10,031)	(6,136)

Weighted average number of shares outstanding, basic	80,624,124	80,801,654

Basic loss per share	(0.12)	(0.08)

Diluted loss per share
Loss for the period available to owners of the Group used in the calculation of diluted loss per share	(10,031)	(6,136)

Weighted average number of shares outstanding, basic	80,624,124	80,801,654
Dilutive potential ordinary shares	—	—

Weighted average number of shares used in the calculation of diluted loss per share	80,624,124	80,801,654

Diluted loss per share	(0.12)	(0.08)

        The Group excluded the dilutive effect of 971,911 SARs in calculating diluted EPS for the three months ended June 30, 2018, as they were anti-dilutive (June 30, 2017: 2,153,024 SARs and 438,595 RSUs).

	For the six months ended
	June 30, 2017	June 30, 2018
Basic (loss)/earnings per share
Profit for the period attributable to owners of the Group	1,237	15,684
Less:
Dividend on preference shares	(5,031)	(5,032)

(Loss)/profit for the period available to owners of the Group	(3,794)	10,652

Weighted average number of shares outstanding, basic	80,592,912	80,758,631

Basic (loss)/earnings per share	(0.05)	0.13

Diluted (loss)/earnings per share
(Loss)/profit for the period available to owners of the Group used in the calculation of diluted (loss)/earnings per share	(3,794)	10,652

Weighted average number of shares outstanding, basic	80,592,912	80,758,631
Dilutive potential ordinary shares	—	732,041

Weighted average number of shares used in the calculation of diluted (loss)/earnings per share	80,592,912	81,490,672

Diluted (loss)/earnings per share	(0.05)	0.13

        The Group excluded the dilutive effect of 971,911 SARs in calculating diluted EPS for the six months ended June 30, 2018, as they were anti-dilutive (June 30, 2017: 2,153,024 SARs and 438,595 RSUs).

19. Subsequent Events

        On August 1, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on August 23, 2018 to shareholders of record as of August 13, 2018.

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  Exhibit 99.2
Management's Discussion and Analysis of Financial Condition and Results of Operation
GASLOG LTD. INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS